Mail Stop 6010

February 26, 2008

Colin Goddard, Ph.D.
Chief Executive Officer
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, NY 11747

> **Re:** **OSI Pharmaceuticals, Inc.**
> **Definitive Proxy Statement**
> **Filed April 30, 2007**
> **File No. 001-08865**

Dear Dr. Goddard:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Katayun I. Jaffari, Esq.
        Saul Ewing LLP
        (via facsimile)